UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-40258

HIGH TIDE INC.

(Registrant)

11127-15 Street N.E., Unit 112

Calgary, Alberta
Canada T3K 2M4

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Amendment No. 1 (this "Amendment No. 1") to the report on Form 6-K originally furnished with the U.S. Securities and Exchange on March 15, 2024, Accession No. 0001279569-24-000287 (the "Initial Report"), is being filed in order to incorporate Exhibit 99.1 filed as part of the Initial Report into the Registrant's Registration Statement on Form F-10 (File No. 333-273356). Except as set forth herein, there are no other changes to the Initial Report.

DOCUMENTS INCORPORATED BY REFERENCE

Exhibit 99.1 included with this Amendment No. 1 is hereby incorporated by reference into the Registrant's Registration Statement on Form F-10 (File No. 333-273356) and shall be deemed to be a part thereof from the date on which the Initial Report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGH TIDE INC.
(Registrant)

Date: April 5, 2024	By	/s/ Raj Grover
Raj Grover
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated March 15, 2024 - High Tide Reports First Quarter 2024 Financial Results Featuring Record Revenue, Record Adjusted EBITDA, and Third Consecutive Quarter of Positive Free Cash Flow as well as Break-Even Net Income (incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-40258) as furnished to the Securities and Exchange Commission on March 15, 2024).